Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

July 11, 2025

Re:	Aura Minerals Inc. Amendment No. 4 to Registration Statement on Form F-1 Filed July 7, 2025 CIK No. 0001468642

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer O'Brien
Shannon Buskirk
John Coleman
Cheryl Brown
Karina Dorin

Ladies and Gentlemen:

On behalf of our client, Aura Minerals Inc. (the “Company”), we are submitting as Exhibit A (marked pages to the above referenced Registration Statement reflecting changes principally to the sections captioned “Capitalization” and “Dilution”) to this letter on a supplemental basis in order to facilitate the review by the Staff.  The enclosed pages are marked to indicate changes from the Registration Statement filed on July 7, 2025.  In addition, an updated Exhibit B (previously included in the Company’s response letter dated July 10) is included to this letter on a supplemental basis.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Rodrigo Barbosa, President and Chief Executive Officer, Aura Minerals Inc.
Joao Kleber Cardoso, Chief Financial Officer, Aura Minerals, Inc.
Thiago Nunes, KPMG Auditores Independentes Ltda.
Eduardo Rocha, Grant Thornton Auditores Independentes Ltda.

Exhibit A

F-1 Change Pages

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Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ց If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. տ † The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Boa rd to its Accounting Standards Codification after April 5, 2012. The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine. Table of Contents The information in this preliminary prospectus is not complete and may be changed . We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective . This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted . SUBJECT TO COMPLETION, DATED JULY 7 11 , 2025 PRELIMINARY PROSPECTUS 8,100,510 Common Shares Aura Minerals Inc. (incorporated in the British Virgin Islands) This is a public offering of common shares of Aura Minerals Inc. We are offering 8,100,510 common shares. Our common shares are listed on the Toronto Stock Exchange, or the “TSX” under the ticker symbol “ORA”, and our Brazilian Depositary Receipts, or “BDRs” (each three BDRs representing one common share) are listed on the Brazilian Stock Exchange ( B3 S.A. — Brasil, Bolsa, Balcão ), or the “B3” under the ticker symbol “AURA33.” On July 4 10 , 2025, the last reported sales price of our common shares on the TSX was C$ 35.27 38.04 per common share (equivalent to approximately US$ 25.92 27.80 per common share based on the exchange rate reported by the Bank of Canada on the same day) and on the B3 was R$ 47.00 51.72 per BDR (equivalent to approximately US$ 8.62 9.33 per BDR using the commercial selling rate for U.S. dollars as reported by the Central Bank of Brazil on the same day). The price per common share in this offering will be determined by reference to the closing price of the common shares on the last TSX trading date prior to the pricing date. We have applied to list our common shares on the Nasdaq Global Select Market under the symbol “AUGO.” We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements.

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Voting rights Common shares offered by us The common shares will be entitled to one vote per share. Option to purchase additional common shares 8,100,510 common shares (or 9,315,587 common shares if the underwriters’ option to purchase additional common shares is exercised in full). We have granted the underwriters the right to purchase up to an additional 1,215,077 common shares within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus. Use of proceeds Common shares to be outstanding immediately after this offering THE OFFERING This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our consolidated financial statements. Issuer Aura Minerals Inc. We estimate that the net proceeds from the sale of our common shares in this offering will be approximately US$192.2 million (or approximately US$221.8 million if the underwriters’ option to purchase additional common shares is exercised in full), based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus o n Jul y 4 , 2025 . The principal purposes of this offering are to transfer our principal listing venue to a stock exchange in the United States equity market, which we believe will increase the liquidity of our common shares, as well as strengthen and diversify our shareholder base through broader access to global capital markets. In addition to the listing, we intend to use the net proceeds from the primary offering to continue strengthening our business, which includes (A) funding the component of the upfront cash payment for the MSG Acquisition, upon and subject to closing, and any potential incremental capital expenditures required at MSG, as well as (B) providing incremental liquidity and financial flexibility to support the execution of our current strategic growth initiatives, including, but not limited to: (i) the potential advancement of our current development projects, such as Era Dorada and Matupá, as well as exploration - stage projects, such as Carajás; and (ii) exploration initiatives to expand mineral reserves and resources of our portfolio, and (C) the remainder for general corporate purposes. See “Use of Proceeds” for additional information. Concentration of ownership 82,629,872 common shares (or 83,844,949 common shares if the underwriters’ option to purchase additional common shares is exercised in full). Upon completion of this offering, our executive officers, directors, and existing holders of 5% or more of our common shares will

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USE OF PROCEEDS We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately US$192.2 million, based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus o n Jul y 4 , 2025 , and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional common shares from us is exercised in full, we estimate that the net proceeds to us would be approximately US$221.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to transfer our principal listing venue to a stock exchange in the United States equity market, which we believe will increase the liquidity of our common shares, as well as strengthen and diversify our shareholder base through broader access to global capital markets. In addition to the listing, we intend to use the net proceeds from the primary offering to continue strengthening our business, which includes approximately: • • US$76 million for funding the component of the upfront cash payment for the MSG Acquisition, upon and subject to closing, and any potential incremental capital expenditures required at MSG, as well as; US$100 million for providing incremental liquidity and financial flexibility to support the execution of our current strategic growth initiatives, including, but not limited to: • • US$90 million for the potential advancement of our current development projects, such as Era Dorada and Matupá, as well as exploration - stage projects, such as Carajás; and US$10 million for exploration initiatives to expand mineral reserves and resources of our portfolio; • the remainder for general corporate purposes. However, other than for the upfront cash payment for the MSG Acquisition, we do not currently have a specific plan with estimated amounts for how we intend to allocate proceeds for each of the identified purposes. While we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus, and the occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including but not limited to short - term, investment - grade, interest - bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value. 65 Table of Contents DIVIDEND AND DIVIDEND POLICY Our dividend policy, or the “Dividend Policy,” is to declare a quarterly dividend based on 20% of our estimated Adjusted EBITDA less sustaining capital expenditures and exploration capital expenditures, in each case for such quarter, payable as cash dividends to holders of our common shares. We expect to declare and pay dividends four times each year, based on the results for the prior quarter, with a record date that is no less than seven business days after the date of the press release announcing our financial results for each calendar quarter.

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As Further Adjusted (for payment of dividends, issuance of shares , partial repayment o f certain indebtedness and this offering) (in US$ millions) • as further adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and to the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount havin g a fai r value of US$22.8 million ; fo r th e partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone ; and • as further adjusted, to give effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025, to the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount havin g a fai r value of US$22.8 million fo r th e partial repayment of US$14.0 million of certain indebtedness incurred in connection with our acquisition of Bluestone , and the estimated net proceeds from this offering in the amount of US$192.2 million from the sale and issuance by us of 8,100,510 common shares in this offering, based upon the assumed public offering price of US$25.92, which is based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus o n Jul y 4 , 2025 , and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional common shares. The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus. As of March 31, 2025 As Further Adjusted (for payment of dividends , and issuance of shares an d partial A s Adjuste d repay m ent (for payment o f certain Actua l o f dividends ) indebtedness ) (1) Each US$1.00 increase (decrease) in the offering price per common share would increase (decrease) our total capitalization and total equity by US$7.6 million (assuming the option to purchase additional common shares is not exercised). (2) Total capitalization is the sum of our current loans and debentures, non - current loans and debentures and shareholders’ equity. Other than as set forth above, there have been no material changes to our capitalization since March 31, 2025. 67 Table of Contents 100.9 86.9 100.9 86.9 100.9 100.9 Loans and debentures (current) 366.8 366.8 366.8 366.8 Loans and debentures (non - current) 325.1 132.9 110.1 139.9 Total shareholders’ equity 792.8 778.8 600.6 586.6 577.8 607.6 Total capitalization (1)(2)

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US $ 1.96 2.03 Pro forma net tangible book value per share as of March 31, 2025 (after giving effect to the dividends declared and paid in May 2025 and the shares issued in April 2025, each as described above) Pro forma as adjusted net tangible book value per share immediately after this offering (after giving effect to the dividends declared and paid in May 2025 and the shares issued in April 2025, each as described above) US $ 5.65 3.93 US $ 3.69 1.78 DILUTION If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per common shares and the pro forma as adjusted net tangible book value per common shares immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common shares in this offering and the pro forma as adjusted net tangible book value per common shares immediately after completion of this offering. Net tangible book value per share is determined by dividing our total assets (excluding goodwill and other intangible assets) less our total liabilities by the number of our shares outstanding. Our historical net tangible book value as of March 31, 2025 was US$ 281.68 139.9 million, or US$ 3.78 1.91 per share. Our pro forma as adjusted net tangible book value as of March 31, 2025 was US$ 274.67 132.9 million, or US$ 3.69 1.78 per share, based on the total number of common shares outstanding as of March 31, 2025, after giving effect to the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount havin g a fai r value of US$22.8 million fo r th e partia l repaymen t o f US$14. 0 millio n o f certai n indebtednes s incurre d i n connectio n wit h our acquisitio n o f Bluestone . After giving effect to the sale by us of 8,100,510 common shares in this offering at the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus o n Jul y 4 , 2025 , and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to (i) the aggregate amount of US$29.8 million in dividends declared on May 5, 2025 and paid to our shareholders on May 20, 2025 and (ii) the issuance of 1,218,822 common shares on April 15, 2025 for an aggregate amount havin g a fai r value of US$22.8 million fo r th e partia l repaymen t of US$14. 0 millio n o f certai n indebtednes s incurre d i n connectio n wit h ou r acquisitio n o f Bluestone , our pro forma as adjusted net tangible book value as of March 31, 2025 would have been US$ 466.83 325.1 million, or US$ 5.65 3.93 per share. This represents an immediate increase in pro forma net tangible book value of US$ 1.96 2.03 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of US$ 23.96 21.99 per share to investors purchasing common shares in this offering at the assumed public offering price. The following table illustrates this dilution to new investors purchasing common shares in this offering: Assume d publi c offerin g pric e pe r shar e US $ 25.92 Dilution in pro forma net tangible book value per common share to new investors in this offering US$ 23.96 21.99 Each US$1.00 increase or decrease in the assumed public offering price based upon the last reported trading price of our common shares on the TSX as set forth on the cover page of this prospectus, o n Jul y 4 , 2025, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by US$0.09, and would increase or decrease, as applicable, dilution per share to new investors purchasing common shares in this offering by US$0.09, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of common shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately US$0.29 per share and increase or decrease, as applicable, the dilution to new investors purchasing common shares in this offering by US$0.29 per share, assuming the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Increase in pro forma net tangible book value per share attributable to new investors purchasing common shares in this offering

If the underwriters’ option to purchase additional common shares from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common shares, as adjusted to give effect to this offering, would be US$ 5.92 4.23 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing common shares in this offering would be US$ 23.69 21.69 per common share. 68 Table of Contents MARKET INFORMATION The information concerning the TSX and B3 markets set forth below has been prepared based on materials obtained from public sources. Overview Our common shares are listed on the Toronto Stock Exchange, or the “TSX” under the ticker symbol “ORA,” and our Brazilian Depositary Receipts, or “BDRs” (each three BDRs representing one common share) are listed on the B 3 S . A . — Brasil, Bolsa, Balcão, or the “B 3 ” under the ticker symbol “AURA 33 . ” On July 4 10 , 2025, the last reported sales price of our common shares on the TSX was C$ 35.27 38.04 per common share (equivalent to approximately US$ 25.92 27.80 per common share based on the exchange rate of C$ 1.3605 1.3683 per US$1.00 reported by the Bank of Canada on the same date) and on the B3 was R$ 47.00 51.72 per BDR (equivalent to approximately US$ 8.62 9.33 per BDR using the commercial selling rate for U.S. dollars as reported by the Central Bank of Brazil on the same day). We have applied to list our common shares on the Nasdaq Global Select Market under the symbol “AUGO.” Performance of Our Common Shares on the TSX The following table shows the minimum, maximum and closing trading prices and average trading volumes of our common shares on the TSX for the periods indicated, as reported by Bloomberg : Maxi m um Price (C$) Mini m um Closing Average Trading Volum e (1) Five most recent full fiscal years: 30,133 17.70 8.28 18.78 Year ended December 31, 2024 50,633 9.23 8.26 12.14 Year ended December 31, 2023 69,041 7.93 6.60 13.14 Year ended December 31, 2022 68,682 10.50 9.95 17.26 Year ended December 31, 2021 56,988 14.85 1.72 17.65 Year ended December 31, 2020 (2) Year ended December 31, 2024: 39,296 17.70 15.02 18.78 Quarter ended December 31, 2024 40,156 16.17 11.98 16.49 Quarter ended September 30, 2024 30,150 11.51 10.18 13.18 Quarter ended June 30, 2024 10,620 10.45 8.28 10.45 Quarter ended March 31, 2024 Six most recent months ending: 227,109 36.21 35.46 36.73 June 30, 2025

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Exhibit B

Net Tangible Book Value

As of March 31, 2025
US$ million
Total Assets	1,139
(-) Goodwill	0
(-) Other Intangible Assets	0
(-) Total Liabilities	999
Net Tangible Book Value	140
Number of Common Shares	73,310,540
Net Tangible Book Value per Share (US$)	1.91

After Dividends and April Share Issuance
US$ million
Total Assets (1,139 minus 29.8 (dividend) plus 22.8 (April share issuance))	1,132
(-) Goodwill	0
(-) Other Intangible Assets	0
(-) Total Liabilities	999
Net Tangible Book Value	132.9
Number of Common Shares (73,310,540 plus 1,218,822)	74,529,362
Net Tangible Book Value per Share (US$)	1.78

Pro forma (Base)
US$ million
Total Assets (1,132 plus 192 (net proceeds))	1,324
(-) Goodwill	0
(-) Other Intangible Assets	0
(-) Total Liabilities	999
Net Tangible Book Value	325.1
Number of Common Shares (74,529,362 plus 8,100,510)	82,629,872
Net Tangible Book Value per Share (US$)	3.93

Immediate Increase (US$/share)	2.03
Dilution to new shareholders (US$/share)	21.99

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